Mail Stop -4561

January 28, 2008

Lori M. Burke
Executive Vice President
Amcore Financial, Inc.
501 Seventh St.
Rockford, Illinois 61104

Re: Amcore Financial, Inc.
   Form 10-K for December 31, 2006, filed March 15, 2007
   File Number 0-13393

Dear Ms Burke:

       We have considered your letter dated January 11, 2008, which responds to our comment letter dated December 17, 2008, and have the following additional comment.

       The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
Annual Incentive/Bonus, page 10

     We previously asked that you establish the basis for competitive harm should your company disclose quantified, target information upon which bonuses were based in the prior year. To date the only basis for such harm seems to be included in your last letter on page 2, in the second half of Item (2). We do not feel that the problem you describe warrants that the targets be withheld from investors. In your future filings disclose the referenced target figures.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response.

Please direct any questions about this issue to David Lyon at 202-551-3421, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

by fax to: 815-961-7770